UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 30, 2004

2.

News Release dated May 12, 2004

3.

News Release dated May 17, 2004

4.

Interim Financial Statements (unaudited) and Management’s Discussion and Analysis for the 3 months ended March 31, 2004.

5.

Certification of Interim Filing by Chief Executive Officer

6.

Certification of Interim Filing by Chief Financial Officer

7.

Management Information Circular for the Annual Meeting to be held on June 8, 2004

8.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  May 19, 2004                     Signed: /s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE               04-16                                                            FRG – Toronto Stock Exchange

                                               FRR – Frankfurt Stock Exchange

April 30, 2004

FRONTEER RETAINS INVESTOR RELATIONS FIRM

Fronteer Development Group (FRG-TSX, FRR-Frankfurt) is pleased to announce that it is embarking on a marketing and investor relations program and has retained the services of Sundar Communications Group Inc. to manage these ongoing activities.  In consideration of the services to be provided, the Company has agreed to pay a monthly retainer of $7,500 to Sundar Communications and grant Sundar Communications 200,000 options exercisable at a price of $1.10 per share until April 1, 2005.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Form 20-F and other documents filed with the Securities and Exchange Commission(F ile#000-50582) The Toronto Stock Exchange and the Canadian securities administrators through SEDAR

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE             04-17

                                           FRG – Toronto Stock Exchange

                                           FRR – Frankfurt Stock Exchange

May 12, 2004

STANDARD & POOR'S APPROVES FRONTEER FOR LISTING IN MARKET ACCESS PROGRAM

Fronteer Development Group (FRG-TSX, FRR-Frankfurt) announced today that Standard & Poor's Editorial Board has approved Fronteer for inclusion in the premier Market Access Program.  A full description was published in the May 10, 2004 Daily News Section of Standard Corporation Records.  The Standard Corporation Records is a recognized securities manual for secondary trading in approximately 35 states under the Blue Sky Laws.

Standard & Poor's financial coverage program is one of the industry's best programs to broaden the dissemination of corporate information and heighten awareness of Fronteer to the financial community.  Standard & Poor's website www.advisorinsight.com provides access to a full spectrum of investors interested in getting information on Fronteer.

Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Fronteer is also in the process of concluding binding option agreements with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s (“Teck Cominco”) to acquire a 100% interest in five of its gold properties located in Western Turkey.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Form 20-F and other documents filed with the Securities and Exchange Commission(File#000-50582) , The Toronto Stock Exchange and the Canadian securities administrators through SEDAR

NEWS RELEASE             04-18

                                        FRG – Toronto Stock Exchange

                                                                                                    FRR – Frankfurt Stock Exchange

May 17, 2004

FRONTEER SIGNS OPTION AGREEMENTS WITH TECK COMINCO FOR TWO GOLD PROJECTS IN TURKEY

Fronteer Development Group Inc.(FRG-TSX, FRR-Frankfurt) announced today that it has signed two independent formal option agreements with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“Teck Cominco”) to acquire a 100% interest in each of the Agi Dagi (pronounced Ah-Dah) and Kirazli gold projects located in Western Turkey.  These advanced properties have preliminary gold resources outlined, with the potential for expansion.  Fronteer is in the process of concluding a third agreement with Teck Cominco to option three early-stage gold properties in the same vicinity as Agi Dagi and Kirazli, considered to be outstanding exploration targets.

THE PROJECTS

1.

The Agi Dagi Property is a large epithermal gold bearing system that measures 4 kilometres by 2 kilometres.  Teck Cominco partially tested the property with wide-spaced drill holes as well as a grid of shallow vertical holes in part of this system.  An inferred resource (compliant with NI 43-101) of 11.3MT @ 1.2 g/t gold, or 435,000 ounces of gold was calculated in this zone.  The future potential of this property is to expand the resource along strike and test for higher grade feeder structures akin to those suggested at Kirazli (see below).  A number of targets have been identified in Teck Cominco’s geophysical data and are drill ready.

2.

The Kirazli Property is a high grade epithermal gold system characterized by a large alteration footprint.  Some high grade intervals (>15g/t gold) were intersected by a previous owner as well as broader intervals of 1-2 g/t gold.  This is interpreted to be a feeder structure to broader, potentially bulk mineable mineralization.  There is potential to expand the mineralization considerably.

“The acquisition of these projects is a milestone in Fronteer’s commitment to building solid assets and creating real value for its shareholders,” according to Dr. Mark O’Dea, Fronteer President and CEO.  “Our geological team believes that the likelihood of a major discovery emerging from this Turkish portfolio, in the next 12-24 months, is high.  Turkey has great potential to be a strong player in the world gold industry and the maturity of its gold industry is comparable to that of Peru fifteen years ago.”

With this new portfolio in the same belt as Newmont’s Ovacik Deposit (1.0 million ounce gold resource) and Eldorado Gold’s Kisladag Deposit (5.2 million ounce gold reserve), Fronteer’s projects have an excellent geological address with proven endowment.

EXPLORATION PLANS

In July 2004, Fronteer plans to commence a comprehensive exploration program on Agi Dagi and Kirazli, involving four weeks of multidisciplinary target definition followed immediately by an estimated 5,000 metres of drilling.  Fronteer will be the operator of these exploration programs and, under a separate Services Agreement, it will utilize Teck Cominco’s technical team already based in Turkey to implement and manage these programs.

THE COMMERCIAL TERMS

Under the terms of the option agreements, Fronteer must issue to Teck Cominco a total of 650,000  of its shares upon signing.  In addition, Fronteer’s option requirements thereafter are as follows:

1.

To earn its 100% interest on the Agi Dagi Project, Fronteer must spend US$5 million on exploration and issue 350,000 additional shares over four years, with a first year firm commitment of US$1.0 million on exploration.

2.

To earn its 100% interest on the Kirazli Property, Fronteer must spend US$3 million in exploration and issue 200,000 additional shares over four years, with a first year firm commitment of US$250,000 on exploration.

Upon Fronteer earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the Agi Dagi Project and 2% on the Kirazli Project.  In consideration of the preliminary ounces currently outlined on the properties, Fronteer will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas.  If Teck Cominco does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined, subject to either the production bonus or the 1% NSR, but not both.

Teck Cominco’s Back-In Rights

As part of the agreements, Teck Cominco may elect to back-in, one time only, to each project, though the terms of the back-in differ depending on when the back-in election is made.

At any time prior to Fronteer earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of:

•

two times Fronteer’s accrued expenditure at the time of its election to back-in; or,

•

$US 5.0 million (for Agi Dagi); or,

•

$US3.0 million (for Kirazli).

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year 1.  If Teck Cominco earns back an interest it will relinquish its NSR royalty.  Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within 4 years of meeting its expenditure commitment above and by arranging project financing for Fronteer’s 30% portion of the production capital costs.

Up to 60 days after Fronteer earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending US$10 million for Agi Dagi and US$6.0 million for Kirazli.  Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within 5 years of electing to back-in.  Teck Cominco may also earn an additional 10% interest by arranging project financing for Fronteer’s 30% portion of the production capital costs.  Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

The business terms outlined above are beneficial to both parties, and are consistent with Teck Cominco’s publicly stated aim to be an industry leader in partnering and strategic alliances worldwide.  For example, if Fronteer earns its 100% interest and makes a discovery that meets Teck Cominco’s economic hurdles, Teck Cominco can regain up to a 70% interest in the deposit.  Under this scenario Fronteer has a built-in financing, and would therefore, not be required to raise its 30% of the capital costs, thus minimizing share dilution and eliminating the difficulties surrounding project debt financing of a minority partner.  In addition, Fronteer has a gold producer as a partner with a long standing presence in Turkey and expertise in deposits of this type.

Conversely, if Fronteer earns its 100% interest and makes a discovery that does not meets Teck Cominco’s threshold, but is economic nonetheless, and Teck Cominco does not back-in, Fronteer will retain a 100% interest in the project.  This would allow Fronteer to sell a percentage of or the entire project to another party or it can retain 100% interest in the project and develop the project itself.

Fronteer also owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver deposits.  Fronteer has no debt, approximately $12 million in working capital and 30,554,967 shares outstanding.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Telephone: (604) 632-4677

E-mail: modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Form 20-F and other documents filed with the Securities and Exchange Commission (File#000-50582), The Toronto Stock Exchange and the Canadian securities administrators through SEDAR

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

FRONTEER DEVELOPMENT GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These interim financial statements of Fronteer Development Group Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these interim consolidated financial statements. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

These interim consolidated financial statements, with accompanying notes and the related quarterly Management Discussion and Analysis have not been reviewed by the independent external auditors of the Company.

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS AS AT

	March 31, 2004 $	December 31, 2003 $
ASSETS
CURRENT
Cash and cash equivalents	9,924,460	3,351,182
Restricted short-term investments (Note 2)	46,342	46,156
Sundry receivables and prepaid expenses	462,012	107,134

	10,432,814	3,504,472

EQUIPMENT	74,251	67,306

LONG-TERM INVESTMENTS	46,000	46,000

EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	1,065,744	914,516

	11,618,809	4,532,294

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	513,610	97,571
Advances from joint venture partners	376,378	-

	889,988	97,571

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 4)
Issued
28,284,666 common shares	11,683,080	4,743,074

CONTRIBUTED SURPLUS (Note 9)	2,392	2,392

WARRANTS (Note 4)	421,718	360,883

OPTIONS (Note 4)	345,677	56,109

ACCUMULATED DEFICIT (Note 9)	(1,724,046)	(727,735)

	10,728,821	4,434,723

	11,618,809	4,532,294

Approved by the Directors:

“Oliver Lennox-King”

“Mark O’Dea”

Director

Director

See accompanying notes to these unaudited consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE THREE-MONTH PERIODS ENDED MARCH 31
	2004 $	2003 $

OPERATING EXPENSES
Accounting and audit	5,819	5,000
Amortization	4,976	3,136
Consulting fees	171,257	3,570
Investor relations	190,206	24,466
Legal	1,423	2,890
Listing and filling fees	18,724	9,827
Management fees (Note 7)	31,959	34,218
Office and general	11,100	6,390
Promotion and advertising	209,698	15,805
Property investigations	53,914	11,446
Rent	17,537	4,139
Stock-based compensation (Note 10)	71,724	-
Wages and benefits	19,738	-
Recovery of expenses	(38,396)	-
Interest (income)	(15,462)	(5,187)
	754,217	115,700

NET (LOSS)	(754,217)	(115,700)

(DEFICIT), BEGINNING OF PERIOD
As previously reported	(727,735)	(256,877)
Adjustment to prior periods due to change in accounting policy (Note 10)	(242,094)	-
As restated	(969,829)	(256,877)

(DEFICIT), END OF PERIOD	(1,724,046)	(256,877)

Basic net (loss) per share (Note 8)	(0.03)	(0.01)

Basic shares outstanding (Note 8)	28,284,666	15,197,312

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31

	2004 $	2003 $
OPERATING ACTIVITIES
Net (loss) income	(754,217)	(115,700)
Charges to income not involving cash:
Stock-based compensation	71,724	8,220
Amortization	4,976	3,136
	(677,517)	(104,344)
Changes in net assets and liabilities:
(Increase) decrease in sundry receivables and prepaid expenses	(354,878)	46,709
Increase in accounts payable and accrued liabilities	416,039	41,433

Net cash used in operating activities	(616,356)	(16,202)

FINANCING ACTIVITIES
Issuance of common shares for cash	7,097,576	147,500
Issuance of warrants for cash	80,724	90,000
Warrants exercised	113,396	-
Options exercised	73,331	-
Share issue costs	(550,965)	-
Commission paid in units	162,529	-
Advances from joint venture partners	376,378	-

Net cash provided by financing activities	7,352,969	237,500

INVESTING ACTIVITIES
Restricted short-term investments	(186)	-
Purchase of equipment	(11,921)	(17,191)
Interest in exploration properties and deferred exploration expenditures	(151,228)	(120,141)

Net cash used in investing activities	(163,335)	(137,332)

Increase in cash and cash equivalents	6,573,278	83,966
CASH AND CASH EQUIVALENTS, beginning of period	3,351,182	1,001,095

CASH AND CASH EQUIVALENTS, end of period	9,924,460	1,085,061

SUPPLEMENTAL INFORMATION:
Stock-based compensation	71,724	8,220
Common stock issued for interest in exploration properties	-	7,400
Common stock issued for commission	160,853	-
Warrants issued for commission	1,676	-

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

1.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.  Operating results for the periods ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2004. For further information, see the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2003.

Exploration Properties and Deferred Exploration Expenditures:

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable.  The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis.

All direct costs associated with exploration properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The Company has an employee stock option plan.  In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders’ equity.  Any consideration paid on the exercise of stock options is credited directly to share capital.

2.

RESTRICTED SHORT-TERM INVESTMENTS

Restricted short-term investments consist of GIC investments pledged to secure letters of credit on behalf of the Berkley Homes (Pickering) Inc. joint venture

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3.

EXPLORATION PROPERTIES

a)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. (“Alberta Star’), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star (issued), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.

In January, 2004 Alberta Star advanced $270,000 to Fronteer towards the March 2004 drill program on the Dixie Lake Property.  In April a second advance of $200,000 was received from Alberta Star towards the $450,061 cost of the drill program.

b)

Portage, Balmer, and Sandy Point Properties, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. (“Placer”), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold’s commitment with respect to the Portage, Balmer, and Sandy Point Properties, has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year.  Placer has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.  The Company is the operator of the program with a 10% management fee until Placer has earned their 65% interest.

In February, 2004 Placer advanced $500,000 to Fronteer towards the March drill program on the Portage Property.  The drill program completed in early May 2004 and as at March 31, 2004 $197,497 had been spent on the program.

c)

Sol D’Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. (“RLR”) an option to earn a 50% interest in the Properties (Sol D’Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

On February 5, 2004 RLR paid the first of two $150,000 advances to the Company towards the budgeted $600,000 drill program which commenced in mid February.  In April, a second advance of $150,000 was received from RLR for a total of $300,000 towards their 50% share of the cost of the drill program which completed in April.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3.

EXPLORATION PROPERTIES (continued)

d)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. (“PDC”) to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.  The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period.  The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

By letter of Intent on July 22, 2003, the Company granted a 50% interest in the Company’s option in the Conjuror Property to Tyhee Development Corp. in exchange for a 50% interest in the Terra Silver Mine Property which is situated adjacent to the Conjuror Property.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000.

e)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 Fronteer and Altius Minerals formed an alliance to explore for iron-oxide copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

f)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm’s length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $21,500 ($9,000 paid) and issuing 90,000 common shares (60,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

The Company entered into an agreement on May 31, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Spot Lake Property, which now forms part of the Balmer Property.  The Spot Lake Property consists of two claims.  The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($5,000 paid) and issuing 85,000 common shares over a five-year period (30,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.  The Spot Lake Property falls under the property option agreement disclosed in Note 7b.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. (“Jilbey”), an arm’s length vendor, an option to earn a 90% interest in the K-2 Property, which is contiguous to the Portage Property.  The K-2 Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

g)

Turkey

In February, Fronteer signed a letter of intent with Teck Cominco’s Turkish subsidiary (“Teck Cominco”) to acquire a 100% interest in five epithermal gold properties located in Western Turkey.  In April, Fronteer completed technical due diligence, and has given notice to Teck Cominco that it will be proceeding with the option and the two companies are in the process of concluding binding option agreements for each of the properties.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3. EXPLORATION PROPERTIES (continued)

Properties	Total December 31, 2003 $	Additions $	(Recoveries and Write downs) $	Total March 31, 2004 $
Properties optioned to Alberta Star (Note 7a)
Dixie Lake	286,623	270,307	(450,061)	106,869

Properties optioned to Placer Dome (Note 7b)
Portage	3,501	221,601	(197,497)	27,605
Balmer	123,678	-	-	123,678
Sandy Point	55,810	-	-	55,810
	182,989	221,601	(197,497)	207,093
Properties optioned to Red Lake Resources (Note 7c)
General Uchi	2,693	703	-	3,396
Grace Lake	1	-	-	1
Mink Lake	1	701	-	702
Sol D’Or	1	434,907	(237,006)	197,902
Swain East	1	1,303	-	1,304
	2,697	437,614	(237,006)	203,305
Properties optioned to Northwestern Mineral Ventures (Note 7d)
General Bear	3,247	4,315	(2,139)	5,423
Achook	91,013	-	-	91,013
Conjuror	103,067	82	-	103,149
Flex	55,607	-	-	55,607
McPhoo	64,127	-	-	64,127
Longtom	-	2,789	-	2,789
	317,061	7,186	(2,139)	322,108
Labrador Properties (Note 7e)
General Labrador	75,275	84,812	-	160,087
Burnt Lake	1,435	-	-	1,435
Croteau	2,279	-	-	2,279
Emben	1,604	-	-	1,604
Letitia	1,931	-	-	1,931
Michelin	11,565	-	-	11,565
Micmac Lake	180	-	-	180
Posthill	9,525	-	-	9,525
Storm	2,502	-	-	2,502
	106,296	84,812	-	191,108
Other Properties (Note 7f)
Birch Island	-
Found Lake	4,153	-	-	4,153
Hurley	1,666	-	-	1,666
Shabu	55	-	-	55
Shanty Bay	4,284	-	-	4,284
Woman Lake	8,692	-	-	8,692
	18,850	-	-	18,850

Turkey (Note 7g)	-	16,411	-	16,411
	914,516	1,037,931	(886,703)	1,065,744

4.

SHARE CAPITAL

a)

The share capital is as follows:

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares #	Amount $
Balance, December 31, 2003	21,334,968	4,743,074
Issued for cash	6,525,727	7,097,576
Issued for services rendered	147,754	160,853
Warrants exercised	167,887	134,961
Stock options exercised	108,330	97,581
Share issue costs	-	(550,965)

Balance, March 31, 2004	28,284,666	11,683,080

b)

Common share purchase options:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

For purposes of estimating the fair value of options using the Black-Scholes model certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk free interest rates, and expected average life of the options.  Exercise price and vesting dates may also vary.

During the 3 month period ending March 31, 2004, the Company granted 175,000 stock options to employees. The fair value of these options estimated using the Black-Scholes model of $4,125 was charged to the statement of operations and deficit and credited to options in shareholders’ equity.  Options granted prior to December 31, 2003 which vested in this quarter were estimated using the Black-Scholes model to have a fair value of $67,599.

A summary of changes in stock options during the period is as follows:

	Options	Weighted average exercise price
	#	$
Balance, December 31, 2003	2,925,000	0.47
Granted	175,000	0.90
Exercised	(108,330)	0.68

Balance, March 31, 2004	2,991,670	0.48

4.

SHARE CAPITAL (continued)

As at March 31, 2004, the directors, officers and key consultants of the Company have been granted options as follows:

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
May 7, 2001	525,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008
July 14, 2003	50,000	0.60	July 14, 2004
August 7, 2003	200,000	0.70	August 7, 2008
September 4, 2003	116,670	0.70	September 4, 2004
November 6, 2003	100,000	0.88	November 6, 2008
November 12, 2003	200,000	0.80	November 12, 2008
November 21, 2003	75,000	0.91	November 21, 2004
November 28, 2003	400,000	0.84	November 28, 2008
December 18, 2003	100,000	0.90	December 18, 2008
January 2, 2004	100,000	0.90	January 2, 2009
January 5, 2004	75,000	0.90	January 5, 2009

	2,991,670

c)

Warrants

A summary of changes in warrants during the period is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, December 31, 2003	2,405,710	0.64
Issued	3,989,313	1.46
Exercised	(167,887)	.68

Balance, March 31, 2004	6,227,136	1.19

As at March 31, 2004, the Company had the following warrants outstanding:

Expiry Date	Warrants	exercise price
	#	$
December 19, 2004	745,000	0.55
January 6, 2005	170,023	0.575
June 26, 2005	1,322,800	0.70
March 31, 2005 and 2006 ($1.65 in 2nd year)	3,336,740	1.45
March 31, 2005	652,573	1.50

	6,227,136

5.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income taxes are determined based on differences between the carrying amount of assets and liabilities and their corresponding tax values.  These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.

The potential future tax benefits of the combined tax losses and exploration expenditures have not been reflected in the accounts of the Company.

6.

COMMITMENTS

As at March 31, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis $997,133 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2003 and renounced to the subscribers as at that date.

The Company has entered into letters of agreement with Tech Cominco whereby the Company has agreed to spend US$1.25 million on exploration prior to April 30, 2005 with respect to two mineral projects in western Turkey.

7.

RELATED PARTY TRANSACTIONS

Management fees and property investigation fees of $25,960 were paid to a corporation whose sole shareholder is an officer and director of the Company.

8.

(LOSS) PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the periods ended March 31, 2004 and 2003 have not been presented.

9.

COMPARATIVE FIGURES

Certain of the 2003 comparative figures have been reclassified to conform to the 2004 presentation.

10.

CHANGE IN ACCOUNTING POLICY

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to options in shareholders’ equity, reflecting the fair value of options granted during 2003.  In the first quarter of 2004 stock based compensation of $71,724 was expensed with a corresponding credit to options in shareholders’ equity.

11.

SUBSEQUENT EVENTS

On April 13, 2004, Fronteer raised gross proceeds of $2.4M, in the second tranche of a financing by issuing 2,200,000 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements of the Company for the period ended March 31, 2004, and the related notes.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A is made as of May 10, 2004.

Additional information relating to Fronteer, including the Company’s Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

DESCRIPTION OF BUSINESS

The Company’s business model has aimed at acquiring properties in underexplored mineral belts that have the potential to yield world-class deposits.  Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Fronteer is also proceeding on an option agreement with Teck Cominco’s Turkish subsidiary to acquire a 100% interest in five epithermal gold properties located in Western Turkey.

HIGHLIGHTS OF 2004 FIRST QUARTER

January, Placer Dome committed $500,000 to a diamond drill program which commenced on the Portage property in March 2004.  Placer Dome is earning a 65% interest in the Portage group properties by spending $2.5 million on exploration over 5 years.

February, Fronteer announced high grade uranium values from rock samples collected on the property in the Central Mineral Belt (“CMB”) of Labrador during the 2003 reconnaissance program.  Altius Minerals and Fronteer are jointly funding (50-50) ongoing exploration for world class uranium-copper-gold-silver (Olympic Dam) deposits in the CMB.

February, a second round of drilling commenced at both Dixie Lake and the Swain-Sol D’Or properties.

March, Fronteer raised gross proceeds of $7.18M in the first tranche of a private placement.

April, Fronteer completed its technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option agreement to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.

April, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M.

April, the Company registered its Form 20-F with the U.S. Securities and Exchange Commission (www.sec.gov  File # 000-50582)

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

MINERAL PROPERTY PROJECTS

Dixie Lake

In late 2002, Fronteer acquired the rights to earn a 100% interest in the Dixie Lake property 28 km southeast of Placer Dome’s Campbell mine and Goldcorp’s Red Lake mine in the Red Lake belt.  A 954 line kilometre airborne survey was completed during the first and second quarters of 2003 and drill targets were evaluated.  In September 2003 Fronteer granted an option to Alberta Star to earn a 50% interest in the property and in October a ten hole drill program was undertaken.  Gold mineralization was intersected in all 10 holes resulting in a second round of drilling in February 2004 with Alberta Star advancing $270,000 towards the drill program.   The February-March drill program consisted of 7 holes testing the projection of a high grade ore shoot.  This program was successful, intersecting the highest grade and thickest gold intersection drilled to date on the property.  The projected high grade shoot is open at depth and will be tested with further drilling in June.

Portage, Balmer, and Sandy Point

In the fourth quarter of 2002, AurionGold was acquired by Placer Dome who agreed to take over AurionGold’s commitment on these three properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The first phase of the 2003 exploration program consisted of a compilation of Placer’s historical exploration data in the belt with Fronteer’s GIS database in order to define targets for follow-up exploration.  The second phase of the program included a 2,276 line kilometre airborne magnetic gradient survey of the area and was followed by a six week field program using specific target traverses, till and soil geochemistry, lithogeochemistry and prospecting.  In February 2004 Placer advanced $500,000 towards a March 2004 scout drill program on targets that emerged from that program.  An 8 hole program has just finished, and the scout drilling was successful in identifying a previously unrecognized zone of early iron carbonate – quartz veining of the style seen at Red Lake. This new zone will be the subject of further follow up drilling in the fall of 2004.  While some assays are still pending, gold results for the March program were generally low, though anomalous values were encountered.

Swain-Sol D’Or and Mink

In May 2003 nine drill holes were completed on the property intersecting new zones of gold mineralization within broad zones of alteration.  During 2003 Red Lake Resources Inc. completed its $750,000 work commitment and paid Fronteer the remaining $30,000 cash under the option agreement in January, 2004 thereby vesting its 50% interest in the properties.  Ongoing exploration will be on a 50-50 joint venture basis.  By April 7, 2004 Red Lake Resources had paid $300,000 in advances to Fronteer towards a budgeted $600,000 drill program which began in February 2004.  The 12 hole drill program was carried out in the Swain-Sol D’Or area finished in early April.  Gold results were generally disappointing, though there were some narrow higher grade intersections in the area of the Sol D’Or mine.

Northwest Territories

In September 2003 Fronteer optioned its properties in the Bear Province of the Northwest Territories to NW Mineral Ventures Inc. who can earn a 50% interest in the properties by incurring exploration expenditures of $5 million and making cash payments of $250,000 within five years.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Labrador

During 2003, Fronteer entered into a 50-50 Joint Venture with Altius Minerals to jointly evaluate and explore a large portion of central Labrador for Iron-Oxide Copper-Gold deposits.  Approximately, 55,290 acres have been staked and high priority targets have been selected.

The Joint Venture shares all acquisition and exploration costs on a 50-50 basis at cost.  A grassroots exploration consisting of geological mapping, prospecting, sampling and relogging of archived core began in the early summer of 2003.  In October 2003 Fronteer announced that as a result of the exploration program identifying numerous occurrences of copper, gold, silver and uranium mineralization 6 additional properties totaling 29,300 hectares were acquired.  In February 2004 high grade uranium results were announced from samples collected and logistical planning is currently underway for the 2004 summer program which will include geophysical surveys, follow up geology, geochemistry and drill target definition.  In March 2004 a large package of additional claims was acquired based on further analysis of the results of work to date, bringing total ground holdings to 69,000 hectares.  A large regional airborne magnetic and radiometric survey is planned for early summer 2004, followed by field-based prospecting, mapping and geochemistry.

Turkey

On April 7, 2004, Fronteer announced that it had completed technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.  Two of the properties have preliminary gold resources already outlined.  An intensive exploration program likely to include drilling and further regional investigations will begin in the summer of 2004.

RESULTS OF OPERATIONS

The Company recorded a net loss of $754,217 for the period ended March 31, 2004 compared to a loss of $115,700 during the corresponding period in the previous year.  Increased consulting fees, investor relations and promotion and advertising costs are all related to the development and widespread distribution of new investor materials, describing the projects in Canada and the properties recently optioned in western Turkey.  The Company also expended cash on property investigations in the amount of $53,914 compared with $11,446 during the first quarter the previous year.

Transactions with related parties have occurred in the normal course of operations.  The Company has a consulting agreement with a corporation to whom it paid management and property investigation fees of $25,960 and whose sole shareholder is an officer and director of the Company.  On May 1, 2004 this executive officer signed an employment contract with the Company as an employee at an annual salary of $160,000.

Operating activities during the first quarter of 2004 required $616,356 in cash compared with $16,202 during the same period in the previous year.

Financing activities provided cash of $7,352,969 in the first quarter of 2004, compared to $237,500 in 2003, during the same period in the previous year including $186,727 from the exercise of warrants and share purchase options.

Investing activities during the period required $163,335 in cash compared with $137,332 during the same period last year.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $151,228 during the first quarter of 2004.

Cash and equivalents were $9,924,460 as at March 31, 2004 compared to $123,801 as at March 31, 2003.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

SUMMARY OF QUARTERLY RESULTS

Year	2004	2003	2003	2003
Quarter	March 31	December 31	September 30	June 30
	$	$	$	$
Working Capital	9,542,826	3,406,901	3,306,772	3,632,873
Mineral properties & deferred exploration expenditures	1,065,744	914,516	811,641	610,399
General and administrative costs	754,217	428,421	367,543	170,434
Net income (loss)	(754,217)	(299,421)	(94,543)	38,806

Year	2003	2002	2002	2002
Quarter	March 31	December 31	September 30	June 30
	$	$	$	$
Working Capital	1,054,061	1,058,237	787,151	1,087,823
Mineral properties & deferred exploration expenditures	653,169	525,628	589,413	347,629
General and administrative costs	115,700	90,029	52,785	210,805
Net income (loss)	(115,700)	(25,278)	(52,785)	(210,805)

FINANCING ACTIVITIES

In March 2004, Fronteer raised gross proceeds of $7.18M, in the first tranche of a financing by issuing 6,525,727 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

In April 2004, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M issuing 2,200,000 similar units at $1.10 per unit.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $9,542,826 at March 31, 2004 compared to $1,058,237 at March 31, 2003. The increase in working capital is from private placement proceeds ($7,097,576) and the exercise of warrants ($113,396) and stock options ($73,331).  This working capital in addition to the $2,151,754 net proceeds received on April 13, 2004 from the second tranche of the private placement is considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

As at May 10, 2004 there were 3,516,670 stock options outstanding at a weighted average price of $0.57.  On May 10, 2004 there were also a total of 7,558,500 warrants outstanding at a weighted average price of $1.22.  Included in these outstanding warrants pursuant to the most recent private placement are 4,448,104 warrants at $1.45 the first year and $1.65 the second year and also 872,573 broker warrants at $1.50 for one year.

Fronteer is budgeting approximately $5M for exploration expenditures during the year 2004.  The Company is required to and will spend $1,315,245 on Canadian Exploration Expenditures for which flow-through proceeds had been received prior to December 31, 2003 in order to avoid interest and penalty charges imposed by Canada Revenue Agency.

Fronteer currently has no operating revenues other than interest income and relies primarily on funding from joint venture partners earning an interest in Fronteer’s properties, equity financings and the exercise of warrants and options to finance its exploration and administrative costs.

OUTSTANDING SHARES

Common shares outstanding subsequent to the year end

# of common shares
Balance, December 31, 2003	21,334,968
Shares issued pursuant to private placement	8,896,208
Shares issued on exercise of warrants	190,461
Shares issued on exercise of options	133,330

Balance, May 10, 2004	30,554,967

CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Stock options

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in a restatement of opening retained earnings of $242,094 with a corresponding credit to options in shareholders’ equity, reflecting the prior periods cost of options granted.  In the first quarter of 2004 stock based compensation of $71,724 was expensed with a corresponding credit to options in shareholders’ equity.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.  This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

CICA 3110 and SFAS 143 require that estimated future cash reclamation and closure costs be discounted and an asset recorded for the discounted value of the estimated future costs. It also requires that an accretion expense be recognized in each period which increments the recorded liability to eventually equal the cash reclamation costs by the time the projected reclamation work is performed.

The Company has determined that it does not have any asset retirement obligations.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.

Decisions to write off costs of exploration properties and deferred exploration expenditures are based on management’s judgment as to the actual value of the properties and are therefore subjective in most cases.

Management believes that the estimates and assumptions used are reasonable.

OUTLOOK

Fronteer will continue to evaluate new mineral property acquisition opportunities as they arise and finance these activities with working capital on hand and future equity financings.

With industry partners funding most exploration costs thus minimizing dilution of stock and a healthy working capital position, Fronteer is well positioned to acquire additional mineral properties and continue its exploration activities.

UNCERTAINTIES AND RISK FACTORS

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in economically viable mining operations.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management.

FORWARD LOOKING STATEMENTS

This MD&A may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Form 20-F and other documents filed with the Securities and Exchange Commission(File# 000-50582) The Toronto Stock Exchange and the Canadian securities administrators through SEDAR.

“Mark O’Dea”

“Larry Johnson”

 Mark O’Dea

 Larry Johnson

 President

 CFO, Corporate Secretary

 May 10, 2004

#

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone: 604 632 4677

Fax: 604 632 4678

Email: info@fronteergroup.com

Web: www.fronteergroup.com

Directors

Oliver Lennox-King

Mark O'Dea

George Bell

Don McInnes

Lyle Hepburn

Officers and Management

Mark O'Dea, President and CEO

Larry Johnson, Chief Financial Officer

Rick Valenta, Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP

Suite 2300

200 King Street West

Toronto, Ontario

Canada M5H 3W5

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420

20 Adelaide Street West

Toronto, Ontario

Canada M5H 4C3

Shares Listed

Toronto Stock Exchange: FRG

Frankfurt Stock Exchange: FRR

Capitalization

Authorized: Unlimited

Issued capital: 30,554,967

Fully diluted: 41,630,137

As of May 10, 2004

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Mark O’Dea, President and Chief Executive Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: ______May 10, 2004_____

Mark O’Dea Chief Executive Officer

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Larry Johnson, Chief Financial Officer of Fronteer Development Group Inc., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2004.

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: __May 10, 2004__________

“Larry Johnson”

FRONTEER DEVELOPMENT GROUP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Fronteer Development Group Inc. (the "Corporation") will be held at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario on Tuesday, the 8th day of June, 2004, at 4:30 p.m. (Toronto time) for the following purposes:

1.

to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

2.

to elect directors;

3.

to appoint auditors and to authorize the directors to fix their remuneration;

4.

 to consider and if thought fit, approve a resolution, a copy of which is attached as Schedule II to the management information circular accompanying this notice (the "Circular"), authorizing the issuance by the Corporation of up to 100% of the number of common shares issued and outstanding on the date of the Meeting in future private placement financings during the twelve month period following the date of the Meeting ;

5.

 to consider and if thought fit, approve a resolution, a copy of which is attached as Schedule III to the Circular: (a) authorizing the termination of the Corporation's existing stock option plan, (b) authorizing a new stock option plan for the Corporation and setting the number of common shares of the Corporation issuable thereunder at 6,000,000 common shares; and (c) ratifying prior grants of 1,460,329 stock options; and

6.

to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Circular, the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003, and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. To be valid, a proxy must reach the office of the Corporation's registrar and transfer agent, Equity Transfer Services Inc., at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, no later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the Chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in the case of adjournment.

DATED at Toronto, Ontario as of the 30th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS "Mark O'Dea"

Mark O'Dea, President and Chief Executive Officer

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE "CORPORATION" OR "FRONTEER") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman prior to the commencement of the meeting or on the day of any reconvening of the meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the Business Corporations Act (Ontario).

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). At April 30, 2004, the Corporation had issued and outstanding 30,554,967 Common Shares.

The Corporation shall make a list of all persons who are registered holders of common shares on May 3, 2004 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of April 30, 2004, no person beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders.

However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the Common Shares voted.

Executive Compensation

(a)

Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2003, 2002 and 2001, in respect of the individual who was, at each year-end, the President of the Corporation (the "Named Executive Officer"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal year ended December 31, 2003 exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
	Fiscal	Other Annual			Securities Under Options	Restricted Shares or Restricted Share	LTIP	All Other
Name and	Year	Salary Bonus Compensation			Granted	Units	Payouts	Compensation
Title	Ended	($) ($) ($)			(#)	($)	($)	($)
Mark O'Dea	December	Nil	42,000	100,670 (1)	100,000	Nil	Nil	Nil
President	31, 2003
and Chief Executive	December	Nil	Nil	91,630 (1)	Nil	Nil	Nil	Nil
Officer	31, 2002
	December	Nil	Nil	49,669 (1)	525,000	Nil	Nil	Nil
31, 2001

(1)

Paid as a consulting fee to Riftore Consulting Inc. ("Riftore") for services provided to the Corporation. See "Executive Compensation — Employment Contracts".

(b)

Option Grants in 2003

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Name and Title	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Mark O'Dea President and Chief Executive Officer	100,000 (1)	16	$0.84	$0.84	November 28, 2008

(1)

Granted subject to shareholder approval. See "Approval of New Stock Option Plan and Ratification of Option Grants".

 (c)

Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officer during the year ended December 31, 2003 and options held by the Named Executive Officer as at December 31, 2003.

	Securities				Value of Unexercised
	Acquired on	Aggregate Value	Unexercised Options at December 31, 2003		In-the-money Options at December 31, 2003
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name and Title	(#)	($)	(#)	(#)	($)	($)
Mark O'Dea	Nil	N/A	525,000	Nil	414,750 (1)	N/A
President, Chief	Nil	N/A	Nil	100,000	N/A	6,000 (2)(3)
Executive Officer and Director

(1)

Based on the closing price of the Common Shares on December 31, 2003 of $0.90 less the exercise price of such options of $0.11.

(2)

Based on the closing price of the Common Shares on December 31, 2003 of $0.90 less the exercise price of such options of $0.84.

(3)

These options have been granted subject to shareholder approval. See "Approval of New Stock Option Plan and Ratification of Option Grants".

Employment Contracts

The Corporation has entered into an agreement dated December 1, 2003 with Riftore relating to the provision of services to the Corporation by Mark O'Dea as the representative of Riftore. Pursuant to the agreement, Riftore receives an annual fee of $110,000 (plus GST) to provide services to the Corporation for 50 weeks during the course of the year. On May 1, 2004, Mark O'Dea signed an employment contract with the Corporation and will henceforth be paid directly as an employee at an annual salary of $160,000.

Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. During the year ending December 31, 2003 no such compensation was paid to directors.

Directors are also entitled to participate in the stock option plan of the Corporation (the "2002 Plan"). As at April 30, 2004, the Corporation has outstanding 3,516,670 options of which 2,056,341 have been issued pursuant to the 2002 Plan and 1,460,329 have been granted subject to shareholder approval. An aggregate of 1,525,000 options have been issued to directors of the Corporation as at April 30, 2004 of which 800,000 have been granted subject to shareholder approval. See "Approval of New Stock Option Plan and Ratification of Option Grants".

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

At the meeting, shareholders will be asked to elect five directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Municipality of Residence	Position with Corporation	Period of Service as a Director	Present Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (3)
Mark O'Dea North Vancouver, BC	President, Chief Executive Officer and Director	May 7, 2001	President, Chief Executive Officer of the Corporation	5,000 (4)
Donald Mclnnes (1)(2) West Vancouver, BC	Director	June 13, 2001	President and director of a number of publicly traded mineral exploration companies	7,000
George Bell Oakville, ON	Director	December 18, 2003	President and Chief Executive Officer of Hornby Bay Exploration Limited	Nil
Oliver Lennox- King (1)(2) Toronto, ON	Lead Director	November 4, 2003	Director and Chairman of Southern Cross Resources Inc.	400,000

Name and Municipality of Residence	Position with Corporation	Period of Service as a Director	Present Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (3)
Lyle R. Hepburn Toronto, Ontario	Director	April 15, 2004	Lawyer	14,500

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at April 30, 2004.

(4)

2,000 of these Common Shares are held by Riftore.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Mark O'Dea graduated with a Ph.D. from Monash University in Melbourne, Australia in 1996. Following the completion of his Ph.D., he worked as a senior geologist with SRK Consulting from February 1997 to April 1999. In May 1999, Mr. O'Dea founded Riftore which provides geological consulting services to the mining industry.

Mr. Donald McInnes graduated with a B.A. from Dalhousie University in 1987. From 1987 to 1993 he was project manager for Equity Engineering, a mineral exploration consulting company based in Vancouver, British Columbia. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a Director and past President of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada and the Pacific Mineral Museum.

George Bell is President & CEO of Hornby Bay Exploration Limited, a junior uranium and diamond exploration company listed on the TSX Venture Exchange. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Group of companies. From 1997 to 2003, he was the co-founder, CEO and Chairman of eSpatial Solutions, a geospatial technology and software company based in Dublin, Ireland. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is also a director of Southern Cross Resources Inc. listed on the Toronto Stock Exchange (the "TSX").

Oliver Lennox-King is Chairman of Southern Cross Resources Inc. Mr. Lennox-King has over 28 years' experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of Dumont Nickel Corporation, Tiomin Resources Inc., Metallica Resources Inc. and CGX Energy Inc.

Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn's practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc. and North Atlantic Nickel Corp., both of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Aber Diamond Corporation, a diamond development company listed on the TSX and NASDAQ.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP ("PWC"), Chartered Accountants, as auditors of the Corporation for the year ending December 31, 2004, and to authorize the directors to fix their remuneration. McGovern, Hurley, Cunningham LLP, Chartered Accountants ("MHC"), were the auditors of the Corporation since January 11, 1999 and are not being nominated for re-appointment at the meeting. In this regard, in order to comply with National Instrument 51-102 – Continuous Disclosure Obligations, a copy of the Notice of Change of Auditor, the response letter of MHC, the response letter of PWC, and the confirmation that the response letters have been reviewed by the Board of Directors and the Audit Committee and that the Notice of Change of Auditor has been approved by the Board of Directors and the Audit Committee, are attached hereto as Schedule I.

Approval of Future Private Placements

Management is of the view that additional funds may be required for the Corporation to expand its exploration and development activities. The Corporation may wish to raise further equity funding pursuant to one or more private placements.

At the meeting, shareholders will be asked to approve an ordinary resolution (the "Private Placement Financing Resolution") authorizing the Board of Directors to enter into one or more private placements from time to time during the 12 month period following the meeting to issue up to 100% of the number of Common Shares outstanding as at the date of the meeting to subscribers, all or substantially all of whom would be at arm's length to the Corporation. Pursuant to the rules and guidelines of the TSX, shareholder approval may be required if the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period exceeds 25% of the number of shares of the Corporation which are outstanding prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which the Corporation may wish to raise in the future by private placement of its securities. Management of the Corporation is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is obtained.

Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of Common Shares pursuant to these private placements will not materially affect the control of the Corporation. Each private placement will only take place with the prior approval of the TSX which approval would be conditional upon compliance with the rules and guidelines of the TSX. These rules provide, in part, that each private placement must be substantially with parties at arm's length to the Corporation, each cannot materially affect control of the Corporation, must be completed within a 12 month period following the date of shareholder approval and must not be priced lower than the closing price (the "Market Price") on the trading day prior to the date notice is given to the TSX of the private placement, less the applicable discount permitted by the TSX.

In any event, the TSX retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

At the meeting, shareholders will be asked to consider and, if thought fit, approve the Private Placement Financing Resolution substantially in the form attached as Schedule II to this information circular, authorizing the Board of Directors to enter into one or more private placements as discussed above. Approval will be obtained if a majority of the votes cast are in favour.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE PRIVATE PLACEMENT FINANCING RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

Approval of New Stock Option Plan and Ratification of Option Grants

The shareholders of the Corporation approved the 2002 Plan on January 17, 2002. The 2002 Plan permits the grant of up to 2,373,000 options. An aggregate of 2,373,000 options have been granted under the 2002 Plan. 316,659 options have been exercised leaving 2,056,341 Common Shares currently reserved for issuance pursuant to options granted under the 2002 Plan. Options to purchase an additional 1,460,329 Common Shares have been granted subject to shareholder approval. In order to comply with the rules and regulations of the TSX in respect of the granting of stock options and to obtain permission to grant additional stock options, the Corporation is proposing to terminate the 2002 Plan and approve a new stock option plan for the Corporation (the "2004 Plan"). A copy of the 2004 Plan is attached hereto as Schedule "III-A". If the 2004 Plan is approved, all options granted under the 2002 Plan will remain outstanding under the 2004 Plan.

The purpose of the 2004 Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the 2004 Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The aggregate number of Common Shares issuable under the 2004 Plan will be 6,000,000. The number of Common Shares reserved for issue to any one person pursuant to the 2004 Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than market price of the Common Shares on the TSX at the time the option is granted.

Set forth below is a summary of the 3,516,670 outstanding options to purchase Common Shares as at the date hereof:

Holder	No. of Common Shares under Option	Date of Grant	Expiry Date	Exercise Price
Mark O'Dea	525,000	May 7, 2001	May 8, 2006	$0.11
Norman Hardie	250,000	May 8, 2001	May 8, 2006	$0.11
Hugh Snyder	250,000	May 8, 2001	May 8, 2006	$0.11
Donald McInnes	200,000	May 24, 2001	May 24, 2006	$0.25
Patrick Ryan	200,000	May 24, 2001	May 24, 2006	$0.25
George Cross	100,000	May 9, 2002	May 9, 2007	$0.59
Casey Lunn	50,000	June 20, 2003	June 20, 2008	$0.65
Tyler Ross	25,000	July 14, 2003	July 14, 2004	$0.60
Rick Valenta	200,000	August 7, 2003	August 31, 2008	$0.70
Baltic Investment	116,670	September 4, 2003	September 4, 2004	$0.70
Group Oliver Lennox-King	100,000 (1)	November 6, 2003	November 6, 2008	$0.88
Hugh Snyder	100,000 (1)	November 12, 2003	November 12, 2008	$0.80
Oliver Lennox-King	100,000 (1)	November 12, 2003	November 12, 2008	$0.80
Baltic Investment	75,000 (1)	November 21, 2003	November 21, 2008	$0.91
Group

Holder	No. of Common Shares under Option	Date of Grant	Expiry Date	Exercise Price
Oliver Lennox-King	100,000 (1)	November 28, 2003	November 28, 2008	$0.84
Larry Johnson	100,000 (1)	November 28, 2003	November 28, 2008	$0.84
Rick Valenta	100,000 (1)	November 28, 2003	November 28, 2008	$0.84
Mark O'Dea	100,000 (1)	November 28, 2003	November 28, 2008	$0.84
George Bell	100,000 (1)	December 18, 2003	December 18, 2008	$0.90
Tyler Ross	100,000 (1)	January 2, 2004	January 2, 2009	$0.90
Matthew Lennox-	75,000 (1)	January 5, 2004	January 5, 2009	$0.90
King George Bell	50,000 (1)	April 6, 2004	April 6, 2009	$1.00
Donald McInnes	100,000 (1)	April 6, 2004	April 6, 2009	$1.00
Larry Johnson	50,000 (1)	April 6, 2004	April 6, 2009	$1.00
Lyle Hepburn	150,000 (1)	April 15, 2004	April 15, 2009	$1.00
Sundar	200,000 (2)	April 1, 2004	April 1, 2005	$1.10
Communications TOTAL	3,516,670

(1)

Options have been granted subject to shareholder approval.

(2)

60,329 options have been granted subject to shareholder approval.

At the meeting, shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule III, to terminate the 2002 Plan, approve the 2004 Plan, authorize the issue of up to 6,000,000 Common Shares under the 2004 Plan and ratify the grant of 1,460,329 options to those persons identified in the chart above as holding options that have been granted subject to shareholder approval (the "Option Plan Resolution"). Directors and senior officers of the Corporation and their associates will not be eligible to vote in respect of the Option Plan Resolution. To the knowledge of the Corporation, such persons hold 426,500 Common Shares. Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour.

If the Option Plan Resolution is approved, the options currently outstanding under the 2002 Plan, including the 1,460,329 options which have been granted subject to shareholder approval, will remain outstanding under the 2004 Plan without any amendment to their terms. The proposed changes will have the effect of permitting the grant of an additional 2,166,671 options subject to any limitations imposed by applicable regulations, laws, rules and policies.

Management is of the opinion that the proposed 2004 Plan and increase in the number of Common Shares available for issuance under the 2004 Plan as compared to the 2002 Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant options and permit the Corporation to continue to attract and retain qualified senior management, directors and other service providers.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE OPTION PLAN RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event shareholder approval is not given to the Option Plan Resolution, the Option Plan Resolution will not be effective, the maximum number of Common Shares which may be set aside for issuance under the 2002 Plan will remain at the current number and the options granted subject to shareholder approval of the Option Plan Resolution will terminate.

Statement of Corporate Governance Practices

The Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. The Ontario Securities Commission released corporate governance guidelines for comment on January 16, 2004 (the "OSC Guidelines"). The OSC Guidelines have been proposed in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed OSC Guidelines are not yet in force, the Board of Directors has undertaken to re-examine its corporate governance practices in the context of the proposed OSC Guidelines in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate. In connection therewith, the Board of Directors is actively considering a number of initiatives, including:

·

the preparation and consideration of charter documents for the Board and the various committees of the Board;

·

a review of compensation paid to directors to ensure Board remuneration and the method of payment is appropriate to enable the Corporation to attract the individuals it requires to serve on the Board;

·

a consideration of a disclosure policy relating to insider trading;

·

the preparation and assessment of a code of ethics and policies regarding business conduct; and

·

a consideration of an appropriate policy and process relating to internal controls and procedures.

·

The Board is committed to pursuing its objective of continuously improving corporate governance practices and intends to implement changes to its practices where appropriate.

Set out below is a description of the Corporation's approach to corporate governance in relation to the TSX Guidelines.

Guideline 1

The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.

Comment:

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

Adoption of a Strategic Planning Process

The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation, however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

Identification of the Principal Risks of the Corporation's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks

Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration and development programs and other property transactions can have a significant impact on capital requirements.

The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities and the success of the Corporation's exploration activities.

The Board of Directors has assigned the responsibility for monitoring these risks to the Chief Executive Officer of the Corporation. The Board reviews all activities of the Chief Executive Officer regularly at meetings of the Board.

Succession Planning, Including Appointing, Training and Monitoring Senior Management

The Board of Directors makes all senior officer appointments. The Compensation Committee monitors their performance and is responsible for succession planning and management development.

A Communications Policy for the Corporation

The Board of Directors is actively considering adopting a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis. The Corporation's Manager of Investor Relations is responsible for the Corporation's investor relations activities and all communications with and from shareholders. Most of the Corporation's communications with its shareholders are reviewed by the Board of Directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes (except for periodic press releases on exploration results, whether material or not which are reviewed by management and interested third parties only).

The Integrity of the Corporation's Internal Control and Management Information Systems

The Audit Committee has been mandated to review with management the Corporation's internal control and management information systems. The Audit Committee meets with the Corporation's external auditors each year to assess the integrity of the Corporation's internal control systems.

Guidelines 2 and 3

The Board should be constituted with a majority of unrelated directors.

Comment:

The Board is currently comprised of five directors. The Board believes that there are currently four "unrelated" directors and one "related" director within the meaning of the TSX Guidelines.

Pursuant to the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. Based on this definition, all of the directors of the Corporation are "unrelated" directors except for Mark O'Dea who is considered to be a "related" director as he is the President and Chief Executive Officer of the Corporation. Although Lyle Hepburn is a partner in the law firm of Beach, Hepburn LLP, which provides legal services to the Corporation, he is considered to be an "unrelated" director based upon the foregoing definition.

The TSX Guidelines makes an informal distinction between inside and outside directors. The TSX Guidelines consider an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

Guideline 4

The Board of Directors should appoint a committee of directors composed exclusively of outside directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

Comment:

The Compensation Committee determines nominations to the Board. Nominations are generally the result of recruitment efforts by members of the Compensation Committee and informal and formal discussions with members of the Board of Directors. At the present time, the Compensation Committee is made up of three outside and unrelated directors.

Guideline 5

The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

Comment:

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit Committee, and the Compensation Committee and the contribution and effectiveness of individual directors. See "Guideline 9" for further details regarding these committees.

Guideline 6

The Corporation, as an integral element of the process for appointing new directors, should provide an education and orientation program for new recruits to the Board.

Comment:

The Corporation has an informal orientation and education program for new members of the Board of Directors that has been prepared by management of the Corporation in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In addition, new directors receive copies of Board material and other material regarding the business and operations of the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property, budget and technical reports) and are encouraged to visit and meet with management on a regular basis.

Guideline 7

The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Comment:

The Board of Directors considers its size each year when it passes a resolution determining the number of directors to be elected at each annual meeting of shareholders. In determining its appropriate size, the Board of Directors considers such matters as what is the appropriate size to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time five members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation's current status. Five Nominees are proposed for election to the Board at the annual and special meeting.

Guideline 8

The Board should review the adequacy and form of compensation of directors to ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Comment:

Currently, the directors are not entitled to receive annual director's fees or payments for any meetings attended. Directors are, however, entitled to participate in the 2002 Plan and to reimbursement for expenses incurred in attending directors' and shareholders' meetings. The Compensation Committee will periodically review the compensation paid to directors.

Generally, the Board of Directors meets a minimum of four times each year. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Guideline 9

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, such as the executive committee, may include one or more inside directors.

Comment:

The Board of Directors currently has two subcommittees: the Audit Committee and the Compensation Committee. Each of the committees is entirely comprised of outside and unrelated directors. The functions of a nominating committee are performed by the Compensation Committee. From time to time, the Board of Directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

A description of each of the committees of the Board of Directors is set forth below:

(a)

 the Audit Committee, comprised of Messrs. McInnes, Bell and Lennox-King, which has been given responsibility for reviewing the Corporation's financial reporting and monitoring the Corporation's internal controls and financial information systems (see Guideline 13 for a more detailed description of the Audit Committee's responsibilities);

(b)

the Compensation Committee, comprised of Messrs. McInnes, Bell and Lennox-King, which has been given responsibility for:

(i)

establishing and reviewing levels of salary, bonus, benefits and incentives provided to senior officers of the Corporation;

(i)

considering terms of employment of senior officers of the Corporation; and

(ii)

making recommendations as to grants of options pursuant to the 2002 Plan.

The Board is in the process of considering charters for each of its committees. Guideline 10

The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the Corporation's approach to governance issues.

 Comment:

The entire Board of Directors takes responsibility for the Corporation's approach to corporate governance issues. The Board of Directors is currently conducting a review of the Corporation's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws and as noted above, a review of new proposed OSC Guidelines.

Guideline 11

The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board of Directors and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

 Comment:

The Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and Chief Executive Officer and management. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board of Directors.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisitions and dispositions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointments of senior executive officers, benefit plans, amendments to stock option plans, issuances of stock options and succession plans are all subject to approval of the Board of Directors or, where appropriate, a duly authorized committee of the Board of Directors.

In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with such opportunities and risks.

Guideline 12

The Board of Directors should have in place appropriate structures and procedures to ensure that it can function independently of management.

Comment:

In order to ensure that the Board of Directors can function independently of management, the unrelated directors of the Board and all Committees of the Board have implemented a practice to meet separately from the related director as an ad hoc subcommittee of the Board of Directors on a periodic basis. The Compensation Committee reviews the Board's procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Comment:

The Audit Committee currently consists of three directors, Messrs. McInnes, Bell and King, each of whom is an outside and unrelated director. All members of the Audit Committee are financially literate, which includes the ability to read and understand the Corporation's financial statements; however, none of the members of the Audit Committee has accounting expertise. The Audit Committee meets on at least a quarterly basis with representatives of management for the express purpose of reviewing the Corporation's quarterly and annual financial statements, the Corporation's financing plans, the adequacy of internal controls over financial and reporting systems and the effectiveness of the Corporation's management information systems. The Audit Committee also reviews and recommends to the Board the approval of the auditors' fees.

Guideline 14

The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Comment:

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the Board of Directors in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation. The Audit Committee may engage outside advisors at the Corporation's expense without any further authorization.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

Interest of Insiders in Material Transactions

No material transactions were entered into during the year ended December 31, 2003 by the Corporation with any director or senior officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing. No material transactions are proposed to be entered into with such persons by the Corporation.

*********

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED as of the 30th day of April, 2004.

"Mark O'Dea"

Mark O'Dea, President and Chief Executive Officer

SCHEDULE I
ITEMS RELATING TO CHANGE OF AUDITOR

Fronteer

1640 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 CANADA Tel 604 632 4677 Fax 604 632 4678 Web www.fronteerorouo.com

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Part 4.11)

It is proposed that the Company will change its auditor from McGovern Hurley Cunningham LLP ("the former auditor"), Chartered Accountants of Toronto, Ontario to PricewaterhouseCoopers LLP ("the successor auditor"), Chartered Accountants of Vancouver, BC, effective as of the close of the Annual General and Special Meeting of the Company scheduled to be held on June 8th, 2004.

The Audit Committee's recommendation for the change of auditor to the Board of Directors was made in part due to Fronteer expanding its exploration projects outside of Canada and the international representation of the successor firm and also in part due to the move of its corporate offices from Toronto to Vancouver.

The Company further reports:

a)

There were no reservations in the former auditor's reports in connection with the audits of the two most recently completed fiscal years; and

b)

any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the former auditor's term of office.

There are no reportable events including disagreements, consultations or unresolved issues as defined in NI 51-102 (Part 4.11) between the Company and the former or the successor auditor.

The change of auditor and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

FRONTEER DEVELOPMENT GROUP INC. Per:

"George Bell"

April 21, 2004 George Bell (Director)

Chairman of the Audit Committee

   McGovern, Hurley, Cunningham, LLP

   Chartered Accountants

April 22, 2004

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

U.S. Securities and Exchange Commission Toronto Stock Exchange

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have reviewed the information contained in the Notice of Change of Auditors of Fronteer Development Group Inc. dated April 21, 2004 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Fronteer Development Group Inc. Yours very truly,

McGOVERN, HURLEY, CUNNINGHAM, LL

Chartered Accountants

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4

Telephone: (416) 446-1234 - Fax: (416) 496-0125 - E-Mail: info@mhc-ca.com - Website: www.mhc-ca.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Telephone +1 604 806 7000 Facsimile +1 604 806 7806

April 26, 2004

British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

Subject:

Notice of Change of Auditor – Fronteer Development Group Inc. Dear Sirs:

Pursuant to National Instrument 51-102 (Part 4.11), we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated April 21, 2004. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

(signed) "PricewaterhouseCoopers LLP" Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of  PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Fronteer

1640 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 CANADA

Tel 604 632 4677 Fax 604 632 4678 Web www.fronteeraroup.com

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Part 4.11)

The following documentation has been reviewed and approved by the Company's Audit Committee:

a)

 The Notice of Change of Auditor

b)

 letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission.

DATED as of this ____26th____ day of April, 2004 FRONTEER DEVELOPMENT GROUP INC.

Per:

“George Bell”                                                                 “Oliver Lennox King”

George Bell (Director)

Oliver Lennox King

Chairman of the Audit Committee

(Chairman of the Board)

"Don McInnes"

Don McInnes

(Director)

SCHEDULE II

RESOLUTION OF THE SHAREHOLDERS OF
FRONTEER DEVELOPMENT GROUP INC.
AUTHORIZING FUTURE PRIVATE PLACEMENT FINANCINGS

BE IT RESOLVED THAT:

 1.

the directors of the Corporation are hereby authorized to issue up to 100% of the number of common shares of the Corporation or securities convertible into common shares of the Corporation outstanding as at the date hereof pursuant to private placement financings during the period ending one year from the date hereof, subject to the following terms:

(a)

all private placement financings will be carried out by the Corporation in accordance with the guidelines of the Toronto Stock Exchange; and

(b)

each such private placement would be completed with purchasers substantially at arm's length to the Corporation and would not materially affect control of the Corporation; and

 2.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

SCHEDULE III

RESOLUTION OF THE SHAREHOLDERS OF
FRONTEER DEVELOPMENT GROUP INC.
AUTHORIZING A NEW STOCK OPTION PLAN AND RATIFYING THE PRIOR
GRANT OF 1,460,329 STOCK OPTIONS

BE IT RESOLVED THAT:

1.

All previous stock option plans of the Corporation are hereby terminated;

2.

a new stock option plan (the "2004 Plan") substantially in the form attached hereto as Schedule III-A be authorized and approved as the stock option plan of the Corporation;

3.

 the number of common shares of the Corporation issuable pursuant to the 2004 Plan be set at 6,000,000 common shares of the Corporation subject to any limitations imposed by applicable regulations, laws, rules and policies;

4.

the grant of an aggregate of 1,460,329 stock options as follows be ratified and confirmed:

Name	Options	Date of Grant	Expiry Date	Exercise Price
Oliver Lennox-King	100,000	November 6, 2003	November 6, 2008	$0.88
Hugh Snyder	100,000	November 12, 2003	November 12, 2008	$0.80
Oliver Lennox-King	100,000	November 12, 2003	November 12, 2008	$0.80
Baltic Investment Group	75,000	November 21, 2003	November 21, 2008	$0.91
Oliver Lennox-King	100,000	November 28, 2003	November 28, 2008	$0.84
Larry Johnson	100,000	November 28, 2003	November 28, 2008	$0.84
Rick Valenta	100,000	November 28, 2003	November 28, 2008	$0.84
Mark O'Dea	100,000	November 28, 2003	November 28, 2008	$0.84
George Bell	100,000	December 18, 2003	December 18, 2008	$0.90
Tyler Ross	100,000	January 2, 2004	January 2, 2009	$0.90
Matthew Lennox- King	75,000	January 5, 2004	January 5, 2009	$0.90
George Bell	50,000	April 6, 2004	April 6, 2009	$1.00
Donald McInnes	100,000	April 6, 2004	April 6, 2009	$1.00
Larry Johnson	50,000	April 6, 2004	April 6, 2009	$1.00
Lyle Hepburn	150,000	April 15, 2004	April 15, 2009	$1.00
Sundar Communications	60,329	April 1, 2004	April 1, 2005	$1.10
TOTAL	1,460,329

5.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

SCHEDULE III-A

FRONTEER DEVELOPMENT GROUP INC.
2004 STOCK OPTION PLAN

1.

The Purpose of the Plan

1.1

The purpose of the Plan is to attract, retain and motivate persons as key Service Providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2.

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1

"Affiliate" means any corporation which is an affiliate, as such term is used in Subsection 1(2) of the Ontario Business Corporations Act, of the Corporation;

2.2

"Associates" has the meaning ascribed thereto in the Securities Act (Ontario);

2.3

"Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.4

"Committee" shall have the meaning attributed thereto in Section 3.1 hereof;

2.5

"Corporation" means Fronteer Development Group Inc. and includes any successor corporation thereof;

2.6

"Eligible Person" means:

(a)

any director, officer or employee of the Corporation or any Affiliate, or any other Service Provider (an "Eligible Individual'); or

(b)

a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, minor children and/or minor grandchildren of such Eligible Individual (an "Employee Corporation");

 2.7

"Insider" means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of an Affiliate, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

 2.8

"Market Price" at any date in respect of the Shares means the closing sale price of such Shares on The Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such

Shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.9

"Option" means an option to purchase Shares granted to an Eligible Person under the Plan;

2.10

"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.11

"Optioned Shares" means the Shares issuable pursuant to an exercise of Options;

2.12

"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.13

"Plan" means this 2004 Stock Option Plan, as the same may be amended or varied from time to time;

2.14

"Service Provider" means:

(a)

an employee or Insider of the Corporation or any Affiliate; or

(b)

any person or company engaged to provide management or consulting services for the Corporation or for any entity controlled by the Corporation other than any director, officer or employee of the Corporation or any Affiliate;

2.15

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

2.16

"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Board or by any committee (the "Committee") of the Board established by the Board for that purpose.

3.2

The Board or Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)

to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board or the Committee shall be final, binding and conclusive for all purposes;

(c)

to determine the number of Shares covered by each Option;

(d)

to determine the Option Price of each Option;

(e)

to determine the time or times when Options will be granted and exercisable;

(f)

to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3

The Board or the Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)

represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)

agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)

agreed to indemnify the Corporation in connection with the foregoing.

 3.4

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.

Shares Subject to the Plan

4.1

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 6,000,000 or such greater number of Shares as may be determined by the Board and approved by any relevant stock exchange or other regulatory authority and, if required, by the shareholders of the Corporation. Optioned Shares in respect of which Options are not exercised because the relevant Options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of Options. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

5.

Eligibility; Grant; Terms of Options

5.1

Options may be granted by the Board or the Committee to any Eligible Person.

5.2

Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board or the Committee. The Board or the Committee may, in their entire discretion, subsequent to the grant of Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee.

5.3

Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the trading day immediately preceding the day upon which the Option is granted. If, as and when any Shares have been duly purchased and paid for under the terms of an Option and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Board or the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.4

The term of an Option shall not exceed 10 years from the date of the grant of the Option.

5.5

No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.6

An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

6.

Termination of Employment; Death

6.1

Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board or the Committee with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2

Subject to Section 6.3, if an Optionee shall cease to be an Eligible Person while holding an Option which has not been fully exercised, such Optionee may, with the consent of the Board or Committee, exercise the Optionee's Options that have vested at the date the Optionee ceases to be an Eligible Person at any time up to and including, but not after the earlier of:

(a)

ninety days of the date the Optionee ceased to be an Eligible Person; and

(b)

the expiry date of the Optionee's Options,

but only to the same extent to which the Optionee could have exercised the Option immediately before the date the Optionee ceased to be an Eligible Person.

6.3

If an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, with the consent of the Board or Committee, exercise the Optionee's Options that have vested at the date of the Optionee's death at any time up to and including, but not after the earlier of:

(a)

one year from the date of the Optionee's death; or

(b)

the expiry date of the Optionee's Option,

but only to the same extent to which the deceased Optionee could have exercised the Option immediately before the date of such death.

6.4

If an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, with the consent of the Board or Committee, at any time up to and including, but not after the earlier of:

(a)

the expiry of one year from the date of such death; or

(b)

the expiry date of the Optionee's Option, exercise the Option with respect to the unexercised balance of the Shares subject to the Option that have vested at the date of the Optionee's death but only to the same extent to which the deceased Optionee could have exercised the Option immediately before the date of such death.

6.5

For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.6

If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.

Exercise of Options

7.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Such notice shall be delivered to the office of the Corporation specified in the Option (or such other office as may be notified from time to time by the Corporation to the Optionee for the receipt of such notices) and accompanied by payment in full, by cash or cheque or other form of cash payment acceptable to the Corporation, of the Option Price of the Shares then being purchased. Subject to any provisions of the Plan or the Option to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2

Notwithstanding any of the provisions contained in the Plan or in any share option agreement, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)

the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)

the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3

Options shall be evidenced by a written option agreement, instrument or certificate in such form as is inconsistent with this Plan as the Board or the Committee may from time to time determine.

8.

Adjustments to Options

8.1

In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for issue upon the exercise of an Option shall be adjusted accordingly by the Board or the Committee to such extent as the Board or the Committee deems appropriate in its absolute discretion. In such event, the number of, and the price payable for, any Shares that are then subject to Option may also be adjusted by the Board or the Committee to such extent, if any, as the Board or the Committee deems appropriate in its absolute discretion.

8.2

If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation") the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

9.

Amendment or Discontinuance of the Plan

9.1

The Board may amend the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Shares are listed and posted for trading.

9.2

Notwithstanding anything contained to the contrary in this Plan or in any resolution of the
Board in implementation thereof:

(a) in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of Shares, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan with the approval of the Board or Committee:

(i)

to permit the Optionees to exercise the Options granted under the Plan, as to all or any of the optioned Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the Option), so that the Optionees may participate in such transaction, offer or proposal; and

(ii)

to accelerate the time for the exercise of the said Options and the time for the fulfilment of any conditions or restrictions on such exercise;

(iii)

(a)

should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board; and

(b)

the Board may at any time by resolution amend or terminate this Plan. Where amended, such amendment shall be subject to regulatory approval.

1.

Vesting

10.1

The Board or the Committee may, in its entire discretion, at the time of the granting of Options hereunder, determine that provisions relating to the vesting of Options be contained in a written option agreement between the Corporation and the Optionee.

2.

Miscellaneous Provisions

11.1

An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

11.2

Nothing in the Plan or any written option agreement shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any written option agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

11.3

Notwithstanding Section 5.6 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment and the Board or the Committee approves such assignment. The Board or the Committee may decline to approve any such transfer or assignment in its sole discretion.

11.4

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.

Shareholder and Regulatory Approval

12.1

The Plan and the exercise of any Options granted under the Plan shall be subject to approval by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by The Toronto Stock Exchange and any other relevant regulatory authority.

FRONTEER DEVELOPMENT GROUP INC.

PROXY FOR USE AT THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF FRONTEER DEVELOPMENT GROUP INC.
TO BE HELD ON JUNE 8th, 2004

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Fronteer Development Group Inc. (the "Corporation") hereby nominates, constitutes and appoints Mark O'Dea, President and Chief Executive Officer, or failing him, Oliver Lennox-King, a director, or instead of any of them, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 8th day of June, 2004 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1.

to Vote For

or to Withhold From Voting

in respect of the election of directors proposed by management;

2.

to Vote For

or to Withhold From Voting

in respect of the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and to authorize the board of directors to fix their remuneratio

1.

to Vote For

or to Vote Against

a resolution authorizing the issuance by the Corporation of up to 100% of the number of common shares issued and outstanding on the date of the meeting in future private placement financings during the twelve months following the date of the meeting;

2.

to Vote For

 or to Vote Against

 a resolution: (a) authorizing the termination of the Corporation's existing stock option plan; (b) authorizing a new stock option plan for the Corporation and setting the number of common shares of the Corporation issuable thereunder at 6,000,000 common shares; and (c) ratifying prior grants of 1,460,329 stock options; and

3.

 at the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the annual and special meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEM 1, 2, 3 and 4 EACH OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date. DATED this day of

, 2004.

PRINT NAME:

SIGNATURE:

NOTES:

1.

This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2.

A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4.

Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.